UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 1, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commerce Energy Group, Inc.

File No. 001-32239- CF#22866

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Commerce Energy Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 13, 2008.

Based on representations by Commerce Energy Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.120	through December 22, 2013
Exhibit 10.121	through December 22, 2013
Exhibit 10.122	through December 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel